EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

December 02, 2013	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO REPORTS Q3, 2013 NET EARNINGS of $938,694 “$0.03” PER SHARE AND
CASH FLOW FROM OPERATIONS OF $1,581,663 “$0.06” PER SHARE

Avino Silver and Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; “Avino” or “the Company”) is pleased to report its financial results for the third quarter ended September 30, 2013. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise specified. The information in this news release should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2013 and associated management discussion and analysis ("MD&A") which are available on the Company's website at www.avino.com and under the Company's profile on SEDAR at www.sedar.com.

“We are very pleased to report our earnings for Q3 from San Gonzalo and Stockpile production,” stated Malcolm Davidson, CFO. “Our financial results are particularly satisfying given the environment of declining metal prices and uncertainty in the current markets. Our free cash flow continues to be re-invested in advancing the Avino and San Gonzalo mines, modernizing the mill and acquiring new mining equipment. Our team continues to control and manage operating costs which has resulted in an average cash operating cost of $6.86 per silver equivalent ounce and net earnings of $938,694 for the three months ended September 30, 2013.”

Q3 2013 Financial and Operational Highlights1

•	Revenues reported for the quarter $3,821,622
•	Mine operating income $2,323,217
•	General and administrative expenses $1,264,863
•	Earnings before income taxes $1,029,694
•	Earnings for the period $938,694
•	Earnings per share – basic and diluted $0.03
•	Cash flows from operations - $1,581,663
•	Cash flow per share - $0.06
•	Processed ore for Q3 2013 was 37,630 tonnes
•	Silver ounces sold for Q3 2013 was 148,123
•	Gold ounces sold for Q3 2013 was 747
•	Consolidated cash cost per equivalent silver ounce for Q3 was $6.86
•	Consolidated All-in sustaining cash cost per ounce for Q3 was $11.35
•	Ore stockpile and concentrate inventory value at September 30, 2013 was $1,616,321

_______________________________
1 Comparative periods have not been presented in this news release as the comparative information is not available nor is it relevant as the Company was in the exploration stage during the comparable quarter. The information in this news release should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2013 and associated management discussion and analysis ("MD&A").

Cash Cost of Sales per Silver Equivalent Ounce

The following table provides a reconciliation of cost of sales per the consolidated financial statements to cash cost per silver equivalent ounce sold:

	Three months ended September 2013			Nine months ended September 30, 2013
	San Gonzalo	Historic Stockpiles	Total	San Gonzalo	Historic Stockpiles	Total
Cost of sales (as reported)	$1,021,852	$476,553	$1,498,405	$5,706,867	$854,248	$6,561,115
Depletion and Depreciation	(119,346)	(43,867)	(163,213)	(694,137)	(51,079)	(745,216)
Cash Production Cost	902,506	432,686	1,335,194	5,012,730	803,169	5,815,899
Silver ounces sold	123,566	24,557	148,123	408,585	42,834	451,419
Gold ounces sold	551	196	747	1,777	350	2,127
Au:Ag ratio2	62.21:1	62.21:1	62.21:1	58.69:1	58.69:1	58.69:1
Silver equivalent ounces sold	157,845	36,745	194,589	512,887	63,376	576,263
Direct Cash Cost per EAg Ounce3	$ 5.72	$ 11.78	$ 6.86	$ 9.77	$ 12.67	$ 10.09

The following table provides a reconciliation of cost of sales per the condensed consolidated interim financial statements to all-in sustaining cash cost per silver equivalent ounce sold:

	Three months ended September 30, 2013			Nine months ended September 30, 2013
	San Gonzalo	Avino Stockpiles	Total	San Gonzalo	Avino Stockpiles	Total
Cost of sales (as reported) – CAD	$1,021,852	$476,553	$1,498,405	$5,706,867	$854,248	$6,561,115
Depletion and Depreciation	(119,346)	(43,867)	(163,213)	(694,137)	(51,079)	(745,216)
Cash Production Cost	902,506	432,686	1,335,194	5,012,730	803,169	5,815,899
Operating and Administrative Expenses	1,096,434	168,429	1,264,863	3,039,707	334,266	3,373,973
Depreciation	(148)	(23)	(171)	(462)	(53)	(515)
Share-based Payments	(339,230)	(52,111)	(391,341)	(800,897)	(89,779)	(890,676)
Cash Operating Cost	1,659,562	548,983	2,208,545	7,251,078	1,047,603	8,298,682
Silver equivalent ounces sold	157,845	36,745	194,589	512,887	63,376	576,263
All-in sustaining Cash Cost per EAg Ounce	$ 10.51	$ 14.94	$ 11.35	$ 14.14	$ 16.53	$ 14.40

_______________________________
2 Silver equivalent ounces “EAg” consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

3 Cash cost per ounce and total production costs per tonne are measures developed by mining companies in an effort to provide a comparable standard; however, there can be no assurance that our reporting of these non-IFRS measures are similar to that reported by other mining companies. Total cash cost per ounce and total production cost per tonne are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and widely reported in the silver and gold mining industry as a benchmark for performance, but does not have a standardized meaning and is disclosed in addition to IFRS measures.

Management of the Company believes that the Company’s ability to control the cash cost per silver ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver production cost base allows the Company to remain profitable even during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost per silver ounce and the Company’s cost of sales as reported in the Company’s Condensed Consolidated Interim Statements of Comprehensive Income (Loss) is provided.

Outlook

The Company's primary focus for the 2013 fiscal year is to improve and strengthen the operational efficiency and manage costs of the San Gonzalo mine operation.

Management remains focused on the following key objectives:

1.	Maintain profitable mining operations at San Gonzalo while decreasing operating costs and improving efficiency;
2.	Develop the Avino mine for mineral production, expand mill output from 500 to 1,500 tonnes per day;
3.	Continue to review and develop plans to process the oxide tailings resource from previous milling operations (PEA issued in 2012);
4.	Continue to explore regional targets on the property followed by other properties in our portfolio.

About Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the Avino property.  We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

ON BEHALF OF THE BOARD

“Malcolm Davidson”
________________________________
Malcolm Davidson, CA
Chief Financial Officer

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.